Exhibit 99.1

                            Explanation of Responses


(1) One-seventh of the options are subject to vesting upon the achievement of applicable annual Adjusted EBITDA targets for each of the 2007, 2008 and 2009 fiscal years, and the remaining four-sevenths of the options are subject to vesting on the achievement of applicable cumulative Adjusted EBITDA targets for the 2009 fiscal year. Options are also subject to accelerated vesting upon a change in control pursuant to which certain of the Issuer's shareholders receive an annualized net rate of return on their investments starting at 20%, with all such options vesting upon receipt of an annualized net rate of return equal to or in excess of 25%.